UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
TLC Vision Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Shares
(Title of Class of Securities)
872549100
(CUSIP Number of Class of Securities)

Brian L. Andrew	WITH A COPY TO:
TLC Vision Corporation 16305 Swingley Ridge Road, Suite 300 St. Louis, MO 63017 (636) 534-2300	Andrew J. Beck Torys LLP 237 Park Avenue New York, New York 10017-3142 (212) 880-6000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$125,000,000	$3,837.50

*Estimated for the purposes of calculating the filing fee only, this amount is based on the purchase of 20,000,000 shares of common stock at the tender offer price of $6.25 per share.
** The amount of the filing fee equals $30.70 per million of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,837.50

Form or Registration No.: Schedule TO-I

Filing Party: TLC Vision Corporation

Date Filed: May 15, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 4 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 15, 2007, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on May 23, 2007, Amendment No. 2 filed with the Securities and Exchange Commission June 21, 2007 and Amendment No. 3 filed with the Securities and Exchange Commission June 22, 2007, by TLC Vision Corporation, a New Brunswick corporation (the “Company”), in connection with its offer to purchase up to 20,000,000 of its common shares from its shareholders. The tender offer was conducted upon the terms and subject to the conditions set forth in the Offer to Purchase and accompanying circular, dated May 11, 2007 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer. The Company invited shareholders to tender shares at prices per share between $5.75 and $6.25, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer. The Company’s Offer is being made upon the terms and subject to the conditions.
All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as exhibits to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below. Capitalized terms used herein and not otherwise defined have the meaning given to such terms in the Offer to Purchase.
This Amendment No. 4 is filed to incorporate the press release dated June 26, 2007 that announces the final results of the tender offer.

Item 11. Additional Information
Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated May 11, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	(a) Letter to participants in the TLC Vision (USA) Corporation 401(k) plan.*

(b) Press Release dated April 10, 2007.*

(c) Press Release dated May 11, 2007.*

(d) Letter to participants in the TLC Vision Corporation 2004 Employee Share Purchase Plan.*

(e) Press Release dated June 21, 2007.*

(f) Press Release dated June 26, 2007.

(b)	Amended and Restated Credit Agreement dated June 20, 2007 by and among TLC Vision (USA) Corporation, as borrower, TLC Vision Corporation, as guarantor, CIT Capital Securities LLC, as sold lead arranger and sole bookrunner, and CIT Healthcare LLC, as the collateral agent and administrative agent and issuing bank and lender.*

(d)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TLC VISION CORPORATION

By:	/s/ BRIAN L. ANDREW Brian L. Andrew
General Counsel, Vice President and Secretary
Date: June 26 2007

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(i)	Offer to Purchase dated May 11, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	(a) Letter to participants in the TLC Vision (USA) Corporation 401 (k) plan.*

(b) Press Release dated April 10, 2007.*

(c) Press Release dated May 11, 2007.*

(d) Letter to participants in the TLC Vision Corporation 2004 Employee Share Purchase Plan.*

(e) Press Release dated June 21, 2007.*

(f) Press Release dated June 26, 2007.

(b)	Amended and Restated Credit Agreement dated June 20, 2007 by and among TLC Vision (USA) Corporation, as borrower, TLC Vision Corporation, as guarantor, CIT Capital Securities LLC, as sold lead arranger and sole bookrunner, and CIT Healthcare LLC, as the collateral agent and administrative agent and issuing bank and lender.*

(d)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.